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                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                      PURSUANT TO RULE 13a-16 OR 15d-16 OF

                       THE SECURITIES EXCHANGE ACT OF 1934

For the month of: July 17, 2001
                  -------------

                                  TRICOM, S.A.
                 (Translation of registrant's name into English)


         AVENIDA LOPE DE VEGA NO. 95, SANTO DOMINGO, DOMINICAN REPUBLIC
                    (Address of principal executives offices)


      Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                      Form 20-F   X          Form 40-F
                                ------                -----

      Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                              Yes           No   X
                                  ------       -----

      If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
                                                 -------------


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                          TRICOM ANNOUNCES AGREEMENT TO
                     ACQUIRE CABLE TELEVISION SYSTEM IN THE
                               DOMINICAN REPUBLIC

SANTO DOMINGO, Dominican Republic - July 16, 2001 - TRICOM (NYSE:TDR) a leading integrated communications provider in the Dominican Republic, and a facilities-based long distance carrier in the U.S. and Puerto Rico, announced today that it has entered into a definitive agreement to acquire Telecable Nacional ("TCN"), the largest multi-channel system operator in the Dominican Republic's pay-TV market. Based on Friday's closing price for TRICOM's Class A common stock, the transaction will be valued at approximately $1,130 per subscriber equivalent or $63.7 million, payable in cash and TRICOM Class A common stock. The transaction is subject to customary closing conditions, and is expected to close in September 2001.

      TCN is the leader of the Dominican cable TV market with a 43% market share, serving approximately 52,000 residential subscribers with close to 150,000 homes passed and an additional 8,000 commercial customers. TCN primarily operates in the capital city of Santo Domingo, where it has a 90% market share, and the tourist cities of Puerto Plata and La Romana. Approximately 70% of TCN's cable plant has been recently upgraded to 750MHz; the plant should be fully upgraded by 2002. For the year ending December 31, 2001, TCN expects revenues of approximately $19 million and EBITDA in excess of $7 million. TRICOM believes it can realize near-term cost synergies ranging from $2 million to $3 million per year and that it can potentially realize additional revenue and capital expenditure synergies.


Arturo Pellerano, Chairman and Chief Executive Officer of TRICOM commented, "The acquisition of TCN has positioned TRICOM to be the leading competitive provider in the high-density metropolitan areas of the Dominican Republic with a bundled package of local, long distance, and mobile telephony, video, and high-speed data services. With the addition of cable TV entertainment to our existing operations, we will be able to provide a full suite of competitive telecommunications services."

"Cost synergies are substantial, and there is very little overlap between TCN customers and our existing customers allowing for significant cross-selling opportunities. In addition, TRICOM is adding a high quality management team with telecommunications, network and operational expertise, as well as an organization with a competitive mindset," added Pellerano.

Consideration for the $63.7 million purchase price will consist of $41.8 million in cash and 3.375 million shares of TRICOM Class A common stock. The cash portion of the purchase price will be funded through a $33.5 million credit facility provided by TCN's


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existing lenders and with cash on hand. The shares to be issued in connection with the transaction will be subject to certain conditions, including "lock-up" provisions that restrict the sale and transfer of the securities during a period ranging from 12 to 30 months after the closing date.

The announcement also includes the appointment of Marino Ginebra, 55, Chairman and President of TCN, to the TRICOM board of directors. "We welcome Marino aboard and look forward to his contribution as Board member. His wide breadth of operational and competitive management experience in the cable industry brings an important additional perspective to our Board of Directors", said Pellerano.

TCN will add approximately 52,000 premium cable residential subscribers to TRICOM's existing customer base, substantially increasing the Company's penetration in the high-income residential market. The transaction is expected to be immediately accretive to EPS and to have a positive free cash flow impact within the next twelve months.

Bear, Stearns & Co. Inc. advised TRICOM in the transaction and Salomon Smith Barney served as advisor to TCN.

ABOUT TRICOM
TRICOM (www.tricom.net) is a leading integrated communications service provider in the Dominican Republic. Through the country's only 100% digital local access network, a wireless network covering approximately 85% of the population and our submarine fiber optic cable systems, we offer local, long distance, and mobile telephony, as well as broadband data transmission services. Through TRICOM USA, we own switching facilities in New York, Miami and Puerto Rico, providing us with end-to-end connectivity, and are one of the few Latin American long distance carriers that have a United States licensed subsidiary. With substantial investments in submarine fiber optic cables providing us with the capability to do end to end transmission of voice and data, we are positioned to take advantage of opportunities to expand into highly attractive markets in Central America and the Caribbean.

                                       ###

THIS STATEMENT MAY CONTAIN CERTAIN FORWARD-LOOKING STATEMENTS, WHICH MAY INVOLVE KNOWN AND UNKNOWN RISKS, UNCERTAINTIES, AND OTHER FACTORS NOT UNDER THE COMPANY'S CONTROL, WHICH MAY CAUSE ACTUAL RESULTS, PERFORMANCE AND ACHIEVEMENTS OF THE COMPANY TO BE MATERIALLY DIFFERENT FROM THE RESULTS, PERFORMANCE, OR EXPECTATIONS OF THE COMPANY. THESE FACTORS INCLUDE, BUT ARE NOT LIMITED TO THOSE DETAILED IN THE COMPANY'S PERIODIC FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION.



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                                   SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                  TRICOM, S.A




Dated: July 17, 2001                              By:  /s/ Carl H. Carlson
                                                       -------------------
                                                       Carl H. Carlson
                                                       Executive Vice President
                                                       and Member of the
                                                       Office of the President